Conrail Reports $147 Million Net Income For Fourth Quarter

               PHILADELPHIA, Jan. 22, 1997 -- Conrail
(NYSE: CRR) today reported net income of $147 million ($1.86 and $1.70 per share, primary and fully diluted basis, respectively) for the fourth quarter of 1996, compared with a loss of $30 million ($.43 per share, primary and fully diluted basis) for the fourth quarter of 1995. For the full year 1996, net income was $342 million ($4.25 and $3.89 per share, primary and fully diluted basis, respectively), compared with net income of $264 million ($3.19 and $2.94 per share, primary and fully diluted basis, respectively) for 1995.

               Excluding unusual items in 1996 and 1995, Conrail would have reported fourth quarter 1996 net income of $157 million ($1.99 and $1.82 per share, primary and fully diluted, respectively), full year 1996 net income of $435 million ($5.45 and $4.96 per share, primary and fully diluted, respectively), fourth quarter 1995 net income of $146 million ($1.82 and $1.65 per share, primary and fully diluted, respectively), and full year 1995 net income of $419 million ($5.16 and $4.69 per share, primary and fully diluted, respectively). The unusual items were: merger-related costs of $16 million in the fourth quarter of 1996
($10 million after income tax effect), a one-time charge in the second quarter of 1996 of $135 million ($83 million after income tax effect) for non-union voluntary employee early retirement and separation programs and related costs, a special charge in the fourth quarter of 1995 of $285 million which reduced net income by $176 million (after tax benefits of $109 million) for the disposition of underutilized rail lines and other operating assets, and the favorable impact on deferred income taxes ($21 million) from a reduction of a state income tax rate in the second quarter of 1995.

               Revenue for the fourth quarter of 1996 totaled
$943 million compared with fourth quarter revenue of $951 million. Full year 1996 revenue was $3.714 billion, versus
$3.686 billion in 1995.

               Excluding unusual items, the fourth quarter operating ratio for 1996 was 72.5 percent compared with
74.9 percent for the same period of 1995. The full year operating ratios, excluding unusual items, were
79.7 percent for 1996 and 79.9 percent for 1995.


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          For the fourth quarter, expenses decreased in every
major category compared with the fourth quarter of 1995 except fuel, which increased 30 percent primarily due to higher prices. Major improvements were reported in compensation and benefits (down 8.2 percent), materials and supplies (down 6.1 percent), and casualties and insurance (down 21.2 percent).

          "Though we began the year with one of the harshest winters on record, we finished 1996 on a very strong note," said David M. LeVan, Conrail's Chairman, President and Chief Executive Officer. "This is the third consecutive quarter that we produced record results in net income, earnings per share and operating ratio. More importantly, despite the potential for distractions resulting from our proposed merger with CSX, our people clearly focused on controlling costs, improving safety, and maintaining high levels of service to our customers."

          Conrail reported that its safety program continued to make major strides in reducing the number of lost time injuries. For the fourth quarter, lost time injuries declined by 36 percent compared with the same period of 1995. In addition, lost time injuries for the full year showed a 21 percent improvement over 1995.

          "The dramatic reduction in lost time injuries is testimony to the fact that safety is, and will continue to be, our number one priority," said LeVan.

          Fourth quarter 1996 traffic in units (freight cars and intermodal shipments) increased 4.7 percent. Volume increased
15.2 percent for the Intermodal Service Group and was unchanged for the Unit Train Service Group. Traffic decreased 1.0 percent for the Core Service Group and 6.6 percent for the Automotive Service Group. Within the Core Service Group, Petrochemicals increased 1.2 percent and Forest & Manufactured Products increased 1.1 percent. Metals and Food & Agriculture Products decreased 3.0 percent and 3.7 percent, respectively.

          For the full year, traffic increased 2.1 percent in 1996. Intermodal increased 7.6 percent and Unit Train was unchanged. Core traffic declined 1.6 percent and Automotive traffic declined 1.7 percent. Within the Core Service Group, Metals increased 4.0 percent, Petrochemicals decreased 2.5 percent, Food & Agriculture Products decreased 2.8 percent, and Forest & Manufactured Products were down 5.3 percent.

          Looking ahead, LeVan reiterated that the company's commitment to the strategic merger of equals with CSX was firmly intact, and that the company's areas of focus remain unchanged.

          "The proposed merger with CSX is clearly in the best interests of all Conrail constituents," said LeVan. "As we work to complete this merger, we will not lose sight of the areas that have been the hallmark of our success: safety, customer service, cost control and employee development."

          Conrail, with corporate headquarters in Philadelphia, operates 11,000-mile rail freight network in 12 Northeaster and Midwestern states, the District of Columbia, and the Province of Quebec.

          Contact: Rudy Husband of Conrail at (215) 209- 4594.
Conrail news releases are archived at its site on the World Wide
Web: http://www.conrail.com.


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                                     CONRAIL INC.
                      CONDENSED CONSOLIDATED STATEMENTS OF INCOME


                          (In Millions Except Per Share Data)





                                        Quarters Ended                   Years Ended
                                          December 31,                   December 31,
                                      -------------------            -------------------
                                      1996           1995            1996           1995

==================================================================================================
Revenues                              $943           $951            $3,714         $3,686
--------------------------------------------------------------------------------------------------
Operating expenses
  Before one-time charges              700            712             2,978          2,945
  Voluntary separation programs                                         135
  Asset disposition charge                            285                              285
                                      ----           ----            ------         ------
--------------------------------------------------------------------------------------------------
Income (loss) from operations          243            (46)              601           456
--------------------------------------------------------------------------------------------------
Interest expense                       (45)           (47)             (182)         (194)
--------------------------------------------------------------------------------------------------
Other income, net                       29             41               112           130
                                      ----           ----             -----         -----
--------------------------------------------------------------------------------------------------
Income (loss) before income taxes      227            (52)              531           392
--------------------------------------------------------------------------------------------------
Income taxes (benefit)                  80            (22)              189           128
                                      ----           ----            ------         -----
--------------------------------------------------------------------------------------------------
Net income (loss)                    $ 147          $ (30)             $342           $264
                                      ----          -----              ----           ----
--------------------------------------------------------------------------------------------------
Net income (loss) per common share
--------------------------------------------------------------------------------------------------
Primary                              $1.86          $(.43)             $4.25          $3.19
--------------------------------------------------------------------------------------------------
Fully diluted                         1.70           (.43)              3.89           2.94
==================================================================================================


Notes:

1.      Merger-related costs of $16 million ($10 million after taxes) are included in the fourth quarter 1996 operating expenses.  Without these costs, net income for the quarter would have been $157 million ($1.99 and $1.82 per share, primary and fully diluted, respectively).  During the second quarter of 1996, the Company recorded a one-time charge of $135 million (which reduced net income by $83 million after tax benefits of $52 million) for non-union employee voluntary early retirement and separation programs and related costs.  Without this charge and the merger-related costs, net income for the year ended
        December 31, 1996 would have been $435 million ($5.45 and $4.96 per share, primary and fully diluted, respectively).

2.      During the fourth quarter of 1995, the Company recorded a special charge of
        $285 million which reduced net income by $176 million (after tax benefits of
        $109 million).  The special charge represented the expected loss on the disposition of the underutilized rail lines and other operating assets.
        Without this charge, net income for the fourth quarter of 1995 would have been
        $146 million ($1.82 and $1.65 per share, primary and fully diluted, respectively).  Also, in 1995, as a result of a decrease in a state income tax rate enacted during the second quarter of 1995, income tax expense included a reduction of $21 million representing the effects of adjusting deferred income taxes for the rate decrease as required under SFAS 109, "Accounting for Income
        Taxes".  Without these items, net income for 1995 would have been $419 million
        ($5.16 and $4.69 per share, primary and fully diluted, respectively).

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